<u>CFA FINANCIAL, LLC</u>

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CFA Financial, LLC

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
630 South Orange, Suite 200-D
(No. and Street)

Sarasota   FL   34236
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Charles Moore   (941) 960-2046
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort   Illinois   60423
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Timothy McCarthy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CFA Financial, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____

_____

_____ _Timothy F. McCarthy_ 01/24/2017
Signature

Chief Compliance Officer
Title

Iqbal Charania
Notary Public 01/24/2017



OFFICIAL SEAL
IQBAL K CHARANIA
Notary Public - State of Illinois
My Commission Expires May 28, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
CFA Financial, LLC

We have audited the accompanying financial statements of CFA Financial, LLC (the Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFA Financial, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of CFA Financial, LLC's financial statements. The Supplementary Information is the responsibility of CFA Financial, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
January 23, 2017

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

CFA FINANCIAL, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
    STATEMENT OF FINANCIAL CONDITION
    STATEMENT OF INCOME
    STATEMENT OF CHANGES IN MEMBERS' EQUITY
    STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION
    COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    EXEMPTION REPORT

CFA FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 10,919
Placement agent fees receivable	252,818
TOTAL ASSETS	**$ 263,737**

MEMBERS' EQUITY

Members' equity	$ 263,737
TOTAL MEMBERS' EQUITY	**$ 263,737**

The accompanying notes are an integral part of these financial statements.


CFA FINANCIAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016


REVENUE
Placement agent fees $ 433,447

EXPENSES

Compensation and related expenses	$ 218,326
Occupancy	3,786
Office expenses	106
Professional fees	13,463
Registration and licensing	4,656
Travel	500
Computer and technology	630
Other expenses	2,048
Total Expenses	$ 243,515
NET INCOME	$ 189,932


The accompanying notes are an integral part of these financial statements.


CFA FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance-Beginning of Year	$ 26,858
Contributions	46,947
Net Income	189,932
BALANCE-END OF YEAR	$ 263,737

The accompanying notes are an integral part of these financial statements.

CFA FINANCIAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 189,932
Adjustments:	
Increase in placement agent fees receivable	(252,818)
Decrease in accrued expenses	(42)
Net Cash Flow Provided (Used) by	
Operating Activities	$ (62,928)
Net Cash Flow Provided (Used) by	
Investing Activities	$ -0-
Cash Flows from Financing Activities	
Contributions	$ 46,947
Net Increase (Decrease) in Cash	$ (15,981)
Cash Balance at December 31, 2015	$ 26,900
Cash Balance at December 31, 2016	$ 10,919

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business – CFA Financial, LLC ("CFA") was formed as a limited liability company in the State of Illinois on March 5, 2010. CFA is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states; in this capacity, it provides investment related services such as consultation and research. The Company also provides placement agent services.

Management Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Receivables from Clients and Allowances for Uncollectible Accounts - Receivables from clients are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. As of December 31, 2016 there was no allowance for doubtful accounts recorded for placement agent fees receivable as the Company's management believes all amounts are fully collectible.

CFA FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition- Service income is based on consulting agreements to provide consultation and research services to clients. The service income is generally recognized quarterly in accordance with the terms of the executed agreement. Placement agent fees are earned by the Company for providing investment related services. This income is recognized upon receipt, in accordance with the terms of the related services agreement.

Income Taxes - The Company is a limited liability company owned by individuals. The Company is treated as a partnership for federal and state income tax purposes. As such, members of the Company are taxed individually on their proportionate share of the Company's federal and state taxable income which is allocated among the members in accordance with the Company's operating agreement. Therefore, no provision for federal income taxes has been included in the accompanying financial statements. The Company may be subject to various state and local income tax. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

Concentrations of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit.

NOTE 2 – RELATED PARTY TRANSACTIONS

CFA has an agreement with Coleridge, Frost & Associates, Inc. ("Coleridge"), whereby Coleridge, which is 100% owned by Charles Moore, who also owns 75% of CFA, has agreed to share expenses when required. All expenses incurred by the CFA have been guaranteed by Coleridge.

NOTE 3 – CONCENTRATION OF CUSTOMERS

One customer account for 97% of revenue for the year ended December 31, 2016.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company's net capital and required net capital were $10,919 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.0%.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

SUPPLEMENTARY INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

CFA FINANCIAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total members' equity	$	263,737
Deductions:		
Nonallowable assets		252,818
NET CAPITAL	$	10,919

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-0-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-0-
Percentage of Aggregate Indebtedness to Net Capital		0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
CFA Financial, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CFA Financial, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which CFA Financial, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) CFA Financial, LLC stated that CFA Financial, LLC met the identified exemption provisions throughout the year ended December 31, 2016 without exception. CFA Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFA Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
January 23, 2017

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

CFA Financial, LLC
630 South Orange Avenue
Suite 200-D
Sarasota, FL 32436

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 23, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- CFA Financial, LLC is a broker/dealer registered with the SEC and FINRA.

- CFA Financial, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.

- CFA Financial, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers".

- CFA Financial, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2016.

- CFA Financial, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: _Timothy F. McCarthy_

Name and Title: TIMOTHY F. MCCARTHY
CHIEF COMPLIANCE OFFICER